NEWS RELEASE

FOR IMMEDIATE RELEASE	FOR FURTHER INFORMATION: GREGORY K. CLEVELAND BRENDA L. REBEL
TELEPHONE: (701) 250-3040 WEBSITE: www.bnccorp.com

BNCCORP, INC.
ADOPTS STOCKHOLDER RIGHTS PLAN

BISMARCK, ND, JUNE 1, 2001 -- BNCCORP, Inc. (Nasdaq: BNCC) today announced that its board of directors has adopted a rights plan. The rights plan is intended to protect stockholder interests in the event the Company becomes the subject of a takeover initiative that the Company's board of directors believes could deny the Company's stockholders the full value of their investment. The adoption of the rights plan is intended as a means to guard against abusive takeover tactics and is not in response to any particular proposal. This plan does not prohibit the board from considering any offer that it considers advantageous to its stockholders.

The rights, which will be issued as a dividend on June 6, 2001, to each common stockholder of record on May 30, 2001, will be exercisable only if a person acquires, or announces a tender offer that would result in ownership of, 15 percent or more of the Company's outstanding common stock. The initial exercise price will be $100 per right. The rights will expire on May 30, 2011, unless redeemed or exchanged at an earlier date. A summary of the rights plan will be mailed to stockholders of record in the near future.

The rights initially will trade with shares of BNCCORP's common stock and will have no impact on the way in which the Company's shares are traded. There are currently no separate certificates and there is no market for the rights.

BNCCORP, Inc., headquartered in Bismarck, North Dakota, is a bank holding company that serves numerous communities in North Dakota, Minnesota and Arizona through its wholly owned subsidiary, BNC National Bank. The Company also provides a wide array of insurance and brokerage services through subsidiaries BNC Insurance, Inc. and BNC Asset Management, Inc. BNCCORP, Inc. provides a wide variety of traditional and nontraditional banking products and services in order to meet the financial needs of its current customer base and to establish new relationships in the markets it serves.

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